Mail Stop 6010

June 1, 2007

Mr. Jack Sexton
Chief Financial Officer
Ultra Clean Holdings, Inc.
150 Independence Drive
Menlo Park, California 94025-1136

     Re: Ultra Clean Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 29, 2006
            File No. 000-50646

Dear Mr. Sexton:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Martin F. James
           Senior Assistant Chief Accountant